UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Pharmasset, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71715N106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

Page 1 of 5 Pages

CUSIP No. 71715N106	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Raymond F. Schinazi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,639,038
6.	SHARED VOTING POWER	26,666
7.	SOLE DISPOSITIVE POWER	1,639,038
8.	SHARED DISPOSITIVE POWER	26,666
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,665,704
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.87%

12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 71715N106	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Pharmasset, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

303-A College Road East Princeton, New Jersey 08540

Item 2(a). Name of Person Filing:

Raymond F. Schinazi

          Item 2(b).  Address of Principal Business Office or, if None, Residence:

2881 Peachtree Road, Unit # 1403 Atlanta, Georgia 30305

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

         Common Stock, $.001 par value

Item 2(e) CUSIP Number:

    71715N106

Item 3. If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3I(14) of the Investment Company Act;
(j)	[ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with rule 13d-1(b)(1)(ii)(K).

CUSIP No. 71715N106	13G	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,665,704

(b)	Percent of class:

4.87%, based upon 34, 220,379 shares of common stock outstanding as of December 31, 2010, as reported in the Prospectus Supplement filed by the Company on January 21, 2011.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
1,639,038 (1)

	(ii)	Shared power to vote or to direct the vote
26,666 (2)

	(iii)	Sole power to dispose or to direct the disposition of
1,639,038 (1)

	(iv)	Shared power to dispose or to direct the disposition of
26,666 (2)

(1)
Includes (i) 1,017,242 shares owned directly by Dr. Schinazi and (ii) 329,466 shares owned by RFS Partners, L.P. (RFS & Associates, LLC, an entity managed by Dr. Schinazi is the general partner of, and exercises investment and voting power over the shares held by, RFS Partners, L.P.) and (iii) 292,330 shares owned by the Rebecca Schinazi 2006 Irrevocable Trust (Dr. Schinazi is the trustee of the trust, and has voting and dispositive power over securities owned by the trust).

(2)
Dr. Schinazi may be deemed to have shared voting power and shared dispositive power with his wife with respect to 26,666 shares owned directly by her.  Dr. Schinazi disclaims beneficial ownership of shares owned directly by his wife.

CUSIP No. 71715N106	13G	Page 5 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

        Ownership of 5 Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

    Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certifications.

        Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2011
Date

/s/ Raymond F. Schinazi
Signature

Raymond F. Schinazi
Name/Title